SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number 000-25837

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEIDRICK & STRUGGLES INTERNATIONAL, INC.

233 South Wacker Drive

Suite 4200

Chicago, Illinois 60606

312-496-1200

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits, as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits, Year ended December 31, 2004	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004	9

Signature	10

Exhibit:

Exhibit 23 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator and the Investment Committee

Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 27, 2005

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
Mutual funds	$81,414,500	$73,176,874
Heidrick & Struggles International, Inc. stock funds	17,000,216	14,414,813
Participant loans	520,853	386,128

Total investments	98,935,569	87,977,815

Company contribution receivable	661,185	821,448

Net assets available for benefits	$99,596,754	$88,799,263

See accompanying notes to financial statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:
Interest and dividend income	$2,469,255
Interest on participant loans	24,739
Contributions - Company	491,554
Contributions - participant	4,188,183
Contributions - participant rollovers	296,587
Net appreciation in fair value of investments	12,291,427

Total additions	19,761,745

Deductions from net assets attributed to:
Benefits paid to participants	8,963,654
Administrative expenses	600

Total deductions	8,964,254

Increase in net assets	10,797,491

Net assets available for benefits:
Beginning of year	88,799,263

End of year	$99,596,754

See accompanying notes to financial statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan was established as of January 1, 1989, as the result of the merger of the Heidrick & Struggles 401(k) Profit Sharing Plan and the Heidrick & Struggles, Inc. Pension Plan. The plan sponsor is Heidrick & Struggles, Inc. (the Company), a wholly owned subsidiary of Heidrick & Struggles International, Inc. (HSII). The Plan is a defined contribution plan established for the benefit of the Company’s eligible employees and the eligible employees of any other organization designated by HSII’s Board of Directors.

The Plan provides for elective contributions on the part of the participating employees and for employer matching contributions. The Plan extends coverage to each employee of the participating employers who have completed three months of service and attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and provisions of the Internal Revenue Code of 1986 as it pertains to plans intended to qualify under Section 401(a) of that Code.

Vanguard Fiduciary Trust Company (VFTC) is the trustee of the Plan under a contractual agreement with the Company. VFTC maintains all records of the Plan and assumes responsibility for proper allocation of income among all participants’ accounts in the Plan. The Plan is administered by a Plan Administrator and an Investment Committee, the latter of which is appointed by the Company’s Board of Directors.

Contributions

After completing three months of service and attaining age 21, participants may contribute up to 50% of their eligible compensation up to the maximum allowed by the Internal Revenue Code (IRC). For 2004 and 2003, the Company matched contributions of those employees with a minimum of one year of service on a two-for-one basis up to a maximum Company contribution of $2,000 per participant. Additionally, the Company has the option of making discretionary contributions to participants with less than one year of service. This discretionary amount is determined each year by the Company. For the 2004 and 2003 plan years, the Company elected not to make a discretionary contribution.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions as well as in their employer’s matching contributions and earnings thereon. Vesting in the Company’s discretionary contributions and earnings thereon commences after three years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after three years of service, 40% vested after four years of service, 60% vested after five years of service, 80% vested after six years of service, and 100% vested after seven years of service. Nonvested portions of Company discretionary contributions are forfeited as of a participant’s termination date and are used to reduce the Company’s contribution.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Notes to Financial Statements

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $133,539 and $169,631, respectively. These accounts will be used to reduce future employer contributions. Also, in 2004, employer contributions were reduced by $110,000 from forfeited non-vested accounts. In Addendums to the Plan dated June 18, 2001, October 29, 2001, January 31, 2002 and October 30, 2002, the Plan was amended to permit certain participants to receive accelerated vesting on any unvested portions of their account so long as they satisfied certain conditions of eligibility.

Participant Accounts

Participants may direct their account balance among the various investment options offered by the Plan. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Company’s discretionary contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

When a participant terminates his/her employment with the Company and elects to receive a distribution, the participant’s vested account may be rolled over to a qualified plan or be distributed as a lump-sum amount. If a terminated participant has “prior money pension purchase” monies and elects to receive a distribution, the participant’s vested account for those monies may only be (a) rolled over to a qualified plan, (b) distributed as a lump-sum amount, (c) applied toward the purchase of various types of annuities, or (d) distributed in equal monthly or annual installments over a period not to exceed the life expectancy of the participant.

Loans to Participants

Participants may borrow the lesser of $50,000 or one-half of their vested account balance in the Plan, exclusive of the HSII Company Stock Fund, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Plan Termination

Although it has not expressed an interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall then be distributed to participant accounts in such a manner as the Company shall determine.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Notes to Financial Statements

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. HSII common stock is valued at its year-end closing share price (comprised of year-end market price plus uninvested cash position). Other equity securities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid price. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payments of Benefits

Benefits are recorded when paid.

(3)	Investments

Effective October 1, 2004, the Company instituted several changes to the investment fund offerings within the Plan. These changes included the creation of a new set of core investment options, as well as the merging and closing of the HSII Company Stock Fund to new contributions. The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2004.

2004
PIMCO Total Return Fund; Institutional Class	$5,521,236
Sentinel Small Company Fund	5,333,140
Vanguard Strategic Equity Fund	9,771,334
Vanguard Total Stock Market Index Fund Investor Shares	14,413,360
Vanguard Wellington Fund Investor Shares	5,813,219
Vanguard Windsor II Fund Investor Shares	9,692,852
Vanguard Retirement Savings Trust	19,674,917
HSII Company Stock Fund	17,000,216

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Notes to Financial Statements

The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2003.

2003
Vanguard Total Bond Market Index Fund	$5,393,316
Vanguard Windsor II Fund Investor Shares	7,531,134
Heidrick & Struggles Pre-IPO Stock Fund	14,318,807
Vanguard Prime Money Market Fund	19,756,814
Vanguard Wellington Fund Investor Shares	4,805,333
Vanguard Total Stock Market Index Fund Investor Shares	9,968,813
Vanguard Strategic Equity Fund	6,340,415

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value as follows:

Mutual funds	$5,148,918
Heidrick & Struggles International, Inc. stock funds	7,142,509

$12,291,427

The Plan provides for investments in Heidrick & Struggles International, Inc. common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(4)	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Group, an affiliate of VFTC. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Administrative and trustee fees related to the general administration of the Plan are paid by the Plan. The Company provides certain administrative services to the Plan and pays substantially all other expenses of the Plan.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Notes to Financial Statements

As of December 31, 2004, the Plan held 496,067 shares of HSII common stock with a cost of $954,362 and a current value of $17,000,216. This represents 2.6% of HSII’s outstanding stock at December 31, 2004. During the year ended December 31, 2004, 148,289 shares were sold at a weighted average price of $28.10 per share, for total sales of $4,166,205. There were 20,916 shares distributed to participants during the year ended December 31, 2004.

As of December 31, 2003, the Plan held 661,230 shares of HSII common stock with a cost of $1,462,436 and a current value of $14,414,813. This represents 3.6% of HSII’s outstanding stock at December 31, 2003. During the year ended December 31, 2003, 244,483 shares were sold at a weighted average price of $14.50 per share, for total sales of $3,544,373. There were 50,083 shares distributed to participants during the year ended December 31, 2003.

(5)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 7, 1998, that the Plan and related trust, as amended and restated effective January 1, 1997, are designed in accordance with the applicable sections of the IRC. The Plan was amended and restated effective as of January 1, 2002 to comply with the provisions of the General Agreement on Tariffs and Trade/Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, the Community Renewal Tax Relief Act of 2000, the Economic Growth and Tax Relief Reconciliation Act, and such other issues identified by the Company and necessary to comply with Government regulations. By letter dated August 26, 2002, the IRS informed the Company that it had made a favorable determination on the Plan and all amendments thereto. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan was amended and restated as of December 1, 2003 to reflect certain changes including the elimination of the joint and survivor form of benefit. The Plan has applied for a favorable determination letter from the IRS. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Subsequent Events

The Plan was amended on January 1, 2005 to reduce the initial period that newly hired employees are required to wait before making elective deferrals to the Plan. Effective with this amendment, and subject to meeting other eligibility provisions, participants are now able to make deferrals after one month of service, rather than waiting three months. Additionally, the amendment provided for employer matching contributions to be determined for each payroll period rather than following the end of a plan year. Finally, effective March 28, 2005, the Plan was amended to implement the automatic rollover provisions under Section 401(a)(31)(B) of the Internal Revenue Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001. This amendment lowered the mandatory cash out threshold from $5,000 to $1,000 and converted the form of direct rollovers for amounts between $1,000 and $5,000 to a qualified individual retirement account.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	Current value
American Funds	American Funds EuroPacific R-4	$4,846,777
PIMCO	PIMCO Total Return Bond; Institutional Class	5,521,236
Sentinel Funds	Sentinel Small Company Fund	5,333,140
*Vanguard Group	Vanguard PRIMECAP Fund	2,697,470
*Vanguard Group	Vanguard Strategic Equity Fund	9,771,334
*Vanguard Group	Vanguard Target Retirement 2005	262,057
*Vanguard Group	Vanguard Target Retirement 2015	74,156
*Vanguard Group	Vanguard Target Retirement 2025	111,677
*Vanguard Group	Vanguard Target Retirement 2035	257,187
*Vanguard Group	Vanguard Target Retirement 2045	75,612
*Vanguard Group	Vanguard Target Retirement Income Fund	37,295
*Vanguard Group	Vanguard Total Stock Market Index Fund Investor Shares	14,413,360
*Vanguard Group	Vanguard Wellington Fund Investor Shares	5,813,219
*Vanguard Group	Vanguard Windsor II Fund Investor Shares	9,692,852
*Vanguard Group	Vanguard Brokerage Option Fund	2,832,211
*Vanguard Group	Vanguard Retirement Savings Trust	19,674,917
*Heidrick & Struggles International, Inc.	HSII Company Stock Fund	17,000,216
Plan participants	Participant Loan Fund; interest rates range from 5% - 10.5%; maturity dates from 7/05 to 11/09.	520,853

Total investments		$98,935,569

*	Represents a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2005	Heidrick & Struggles, Inc.

401(k) Profit Sharing and Retirement Plan

	By:	/s/ Scott W. Sherwood
Plan Administrator